Exhibit 99.1
Shareholder Notice and Proxy Statement, sent to Corgi International Limited's Shareholders on or about August 22, 2006 in connection with the Annual General Meeting of Shareholders to be held on September 28, 2006
CORGI INTERNATIONAL LIMITED
Unit 10, 16/F., Wah Wai Centre
38-40 Au Pui Wan Street
Fo Tan, New Territories,
Hong Kong S.A.R., China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 28, 2006

To the Shareholders of Corgi International Limited:

You are cordially invited to the Annual General Meeting of Shareholders of Corgi International Limited, a Hong Kong corporation (the “Company”), to be held on September 28, 2006, at 9:00 a.m. local time at the offices of Cooley Godward LLP, 101 California Street, 5th Floor, San Francisco, California, United States of America for the following purposes:

1.	To adopt the audited financial statements and the reports of the directors and the independent registered public accounting firm of the Company for the fiscal year ended March 31, 2006.

2.	To re-elect four directors to serve for the ensuing year and until their successors are elected.

3.
To re-appoint KPMG as independent registered public accounting firm of the Company for the fiscal year ending March 31, 2007 and to hold office until the conclusion of the next annual general meeting of the Company and to authorize the directors of the Company to fix their remuneration.

4.	To consider and pass the following resolution as an ordinary resolution:-

That the authorized share capital of the company be increased from HK$8,500,000 divided into 17,000,000 ordinary shares of HK$0.50 each to HK$15,000,000 divided into 30,000,000 ordinary shares of HK$0.50 each by the creation of 13,000,000 new ordinary shares of HK$0.50 each in the share capital of the Company, each ranking pari passu with respect to all existing ordinary shares of HK$0.50 each of the Company, and authorization be given to the board of directors to issue all or part of the authorized but unissued shares of the Company, in such manner and to such persons as they shall in their absolute discretion deem fit, such authorization to lapse at the Company’s next annual general meeting.

5.	To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice.

The Board has fixed the close of business on August 18, 2006 as the record date for the determination of shareholders entitled to notice of this Annual General Meeting.

                By Order of the Board,

                /s/ C. JOHN CLOUGH
                C. John Clough
                Chairman of the Board
Fo Tan, New Territories, Hong Kong
August 22, 2006

All shareholders and holders of American Depositary Shares are cordially invited to attend the meeting in person. Holders of American Depositary Shares are not entitled to vote, however, in person or by proxy; instead, such holders are encouraged to provide direction to the Company’s Depositary, the Bank of New York, as to the voting of the ordinary shares represented by such holder’s American Depositary Shares. If this proxy statement is being provided to you by the Depositary, an instruction card is enclosed for that purpose. Whether or not you expect to attend the meeting, please complete, date, sign and return such instruction card as promptly as possible to ensure your representation at the meeting. A postage-prepaid return envelope is enclosed for that purpose. If you are a shareholder of the Company (i.e., you hold ordinary shares of the Company directly, and not in the form of American Depositary Shares), the Company will provide you with a form of proxy. Any shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on his, her or its behalf; a proxy holder need not be a shareholder of the Company. Shareholders are encouraged to complete, date, sign and return such proxy as promptly as possible in order to ensure their representation at the meeting. Even if shareholders have given their proxy, shareholders may still vote in person if they attend the meeting.

CORGI INTERNATIONAL LIMITED
Unit 10, 16/F., Wah Wai Centre
38-40 Au Pui Wan Street
Fo Tan, New Territories,
Hong Kong S.A.R., China

PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 28, 2006

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Corgi International Limited, a company incorporated with limited liability under the laws of Hong Kong (the “Company”), for use at the Annual General Meeting of Shareholders to be held on September 28, 2006, at 9:00 a.m., local time (the “Annual General Meeting”), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying notice of Annual General Meeting. The Annual General Meeting will be held at the offices of Cooley Godward LLP, 101 California Street, 5th Floor, San Francisco, California, United States of America. The Company intends to mail this proxy statement on or about August 23, 2005 to all holders (“Shareholders”) of ordinary shares (“Shares”) of the Company entitled to vote at the Annual General Meeting and to provide a form of proxy to all Shareholders prior to the date of the Annual General Meeting.

Solicitation

The Company will bear the entire cost of solicitation of proxies and depositary voting instruction cards, including preparation, assembly, printing and mailing of this proxy statement, proxies, depositary voting instruction cards and any additional information furnished to Shareholders and holders of American Depositary Shares (“ADSs”). Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names Shares or ADSs beneficially owned by others to forward to such beneficial owners. The Company may reimburse persons representing beneficial owners of Shares and ADSs for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, electronic mail, facsimile transmission or personal solicitation by directors, officers or other regular employees of the Company. No additional compensation will be paid to directors, officers or other regular employees for such services.

Notice, Voting Securities and Voting Procedures

Only holders of record of Shares (including those represented by ADSs) at the close of business on August 18, 2006 will be entitled to notice of the Annual General Meeting. At the close of business on August 18, 2006, the Company had outstanding and entitled to vote 10,176,943 Shares, all of which were represented by ADSs.

Each holder of record of Shares on such date will be entitled to one vote for each Share held on all matters to be voted upon at the Annual General Meeting. The Depositary has advised the Company that it intends to mail to all owners of ADSs this proxy statement and the accompanying notice of Annual General Meeting. Upon the written request of an owner of record of ADSs received by the Depositary by the deadline set forth on the instruction card provided to holders of ADSs, the Depositary will endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares represented by the ADSs evidenced by the American Depositary Receipts related thereto in accordance with the instructions set forth in such request. The Depositary has advised the Company that it will not vote or attempt to exercise the right to vote that attaches to the Shares other than in accordance with such instructions. As the holder of record of all of the Shares, only the Depositary may vote such Shares at the Annual General Meeting.

When proxies are properly dated, executed and returned, the Shares they represent will be voted at the Annual General Meeting in accordance with the instructions of the shareholder. If no specific instructions are given, the Shares will be voted FOR proposals 1, 2, 3, 4, and 5 and in the proxy holder’s discretion as to other matters that may properly come before the Annual General Meeting.

All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions, broker non-votes and depositary non-votes. Abstentions will be counted towards a quorum but will not be counted for any purpose in determining whether a matter is approved. Depositary non-votes will not be counted towards a quorum or for any purpose in determining whether a matter is approved.

Revocability of Proxy

Any person giving a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted. It may be revoked by filing with the Chief Financial Officer of the Company at the Company’s principal executive office (Corgi International Limited, Unit 10, 16/F., Wah Wai Centre, 38-40 Au Pui Wan Street, Fo Tan, New Territories, Hong Kong S.A.R., China) a written notice of revocation or a duly executed proxy bearing a later date, or it may be revoked by attending the meeting and voting in person. Attendance at the meeting will not, by itself, revoke a proxy.

Shareholder Proposals

The Hong Kong Companies Ordinance (the “Companies Ordinance”) provides that Shareholders who hold at least 2.5% of the total number of outstanding Shares, or a group of at least 50 Shareholders who hold Shares on which there has been paid an average of at least HK$2,000 per Shareholder, may submit a proposal to be presented at the Company’s 2006 Annual General Meeting. Such proposals must be deposited at the Company ’s registered office at least six weeks prior to the Company’s 2006 Annual General Meeting, which the Company anticipates will take place in September 2006. If a proposal has been submitted and the Company’s 2006 Annual General Meeting is thereafter called for a date six weeks or more after the date of submission, then such proposal will be deemed to have been timely submitted.

Annual Report on Form 20-F

The Company is mailing its annual report on Form 20-F for the year ended March 31, 2006, which has been filed with the Securities and Exchange Commission (the “SEC”), to all Shareholders concurrently with this proxy statement and notice of Annual General Meeting. All Shareholders and holders of ADSs are encouraged to review this report in its entirety before determining how to vote or instruct the Depositary in respect of voting at the Annual General Meeting.

PROPOSAL 1

ADOPTION OF AUDITED FINANCIAL STATEMENTS

The Board recommends that the audited financial statements for the year ended March 31, 2006, which are included in the annual report sent to the Shareholders concurrently with this proxy statement, be adopted. The financial statements for the year ended March 31, 2006 were audited by KPMG and were reviewed and approved by the Board prior to the Annual General Meeting.

The affirmative vote of the holders of a majority of the Shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve this Proposal 1.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 1.

PROPOSAL 2

ELECTION OF DIRECTORS

There are four nominees for positions on the Company’s Board. Each director to be elected will hold office until the next annual general meeting and until such director’s successor is elected and has qualified, or until such director’s earlier death, resignation or removal.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the four nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such Shares will be voted for the election of such substitute nominee as the current directors may propose. Each person nominated for election has agreed to serve if elected, and management has no reason to believe that any nominee will be unable to serve.

The affirmative vote of the holders of a majority of the Shares present in person or represented by proxy and entitled to vote at the meeting will be required to elect each nominee.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF ALL OF THE LISTED NOMINEES.

Nominees

The Company’s Articles of Association authorize a range of two to eleven directors. Proxies cannot be voted for a greater number of persons than the number of nominees named. The names of the nominees and their ages as of March 31, 2006 are as follows:

Name	Age

Carrick John Clough (2) (3)	59
Leo Paul Koulos (3) (4)	72
Daniel Widdicombe (2) (3) (4)	39
Charles C. McGettigan (1) (2) (4)	61
      ______________
                (1)  Charles C. McGettigan was appointed to the Board on April 27, 2006.
                (2)  Member of the Audit Committee.
                (3)  Member of the Compensation Committee.
                (4)  Member of the Nominating and Corporate Governance Committee.

Carrick John Clough joined the Board in December 2004. Mr. Clough was Co-Founder and Managing Director of the CSSL Group, one of the largest mid-range software distributors and hardware resellers in Asia, for 16 years. Mr. Clough is on the board of directors of Chinadotcom Corporation and serves on that company’s audit committee. In addition, Mr. Clough is a special advisor to General Atlantic Partners, LLC, one of the world ’s leading direct investment firms. In the past, Mr. Clough has served on the boards of Synon Asia Ltd. and Kapiti Asia Ltd., and has served as director and chairman of the board of Cargonet/Arena Ltd. Prior to the formation of the CSSL Group, Mr. Clough held the position of General Manager in Asia for JBA, an Australian-based worldwide mid-range software distributor. Mr. Clough ’s experience includes working as a consultant in the areas of ERP and Finance in the United Kingdom (the “U.K.”) and Europe. Mr. Clough attended Waikato Technical Institute and Auckland Technical Institute.

Leo Paul Koulos joined the Board in March 1997. Prior to the sale of his company, Mr. Koulos was President and Chief Executive Officer of National Coupon Redemption Service, Inc., a national clearinghouse for manufacturers’ cents-off coupons and, served as Chairman and Chief Executive Officer of Coupon Processing Associates, Inc., of Texas, and its Mexican affiliate, Enlace Vital, S.A. de. C.V. Mr. Koulos is currently Chairman of International Data, LLC, its successor company. Mr. Koulos received a Bachelor’s degree from the University of San Francisco.

Daniel Widdicombe joined the Board in December 2004. Mr. Widdicombe served as Chief Financial Officer for Chinadotcom Corporation from late 2000 until mid 2004. From March 2000 to November 2000, Mr. Widdicombe served as Chief Financial Officer, Executive Director & Compliance Officer for I-Quest Corporation Ltd., an Asia-based hotel networking firm. Mr. Widdicombe spent over six years with Bear Stearns Asia Limited as Managing Director of its Asian Equity Research Department, and four years as an analyst with James Capel & Company Limited. Mr. Widdicombe received a First Class Honors Master of Arts in Mandarin Chinese from Edinburgh University.

Charles C. McGettigan joined the Board in April 2006. Since 1988, Mr. McGettigan has served as a principal of McGettigan, Wick & Co., an investment banking firm co-founded by Mr. McGettigan. In addition, since 1991, Mr. McGettigan has served as a principal of Proactive Partners, L.P., a merchant banking fund specializing in investments in small public companies, which Mr. McGettigan also co-founded. Previously, Mr. McGettigan worked in corporate finance at Blyth Eastman Dillon in New York and San Francisco; Dillon, Read & Co. (San Francisco); Woodman, Kirkpatrick, & Gilbreath, and Hambrecht & Quist. Mr. McGettigan has served on the Boards of Directors of numerous small companies, and currently serves on the Boards of Directors of Cuisine Solutions, Inc., Modtech, Inc., Onsite Energy Corporation and Tanknology, Inc. He serves as the chairman of the board of Modtech, Onsite and Tanknology. Mr. McGettigan received a Bachelor’s degree from Georgetown University and a Master’s degree in Business Administration from the Wharton School at the University of Pennsylvania.

Board Meetings and Committees

The business and affairs of the Group are managed under the direction of the Board. The Board monitors our overall performance and oversees strategic planning. The Board also monitors our financial controls and reviews and ratifies the selection and compensation of senior executives. During the year ended March 31, 2006, the Board held 36 meetings. During the year ended March 31, 2006, each Board member attended 75% or more of the aggregate number of meetings of the Board held while he was a member of the Board. The Board has three standing committees: the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee.

The Audit Committee meets with our independent registered public accounting firm at least annually to review the results of the annual audit and discuss the financial statements; recommends to the Board the independent registered public accounting firm to be retained; oversees the independence of the independent registered public accounting firm; evaluates the independent registered public accounting firm’s performance; reviews our internal accounting procedures and reports to the Board with respect to other auditing and accounting matters, including the selection of our independent registered public accounting firm, the scope of annual audits, fees to be paid to our independent registered public accounting firm and the performance of our independent registered public accounting firm. The Audit Committee is currently composed of three members: Mr. Widdicombe, Mr. McGettigan and Mr. Clough. All members of the Audit Committee meet the independence and financial literacy requirements of the Nasdaq Stock Market (“Nasdaq”) and Mr. Widdicombe satisfies the applicable Nasdaq financial experience requirements. In addition, the Board has determined that Mr. Widdicombe qualifies as an “audit committee financial expert” (as defined in the instructions to Item 16A of Form 20-F). The Audit Committee met seven times during the year ended March 31, 2006 and each member attended 75% or more of the aggregate number of meetings of the Audit Committee.

The Compensation Committee makes recommendations concerning salaries and incentive compensation, administers and awards stock options to employees and consultants under the Company’s stock option plans and otherwise determines compensation levels and performs such other functions regarding compensation as the Board may delegate. The Compensation Committee is composed of three members: Mr. Koulos, Mr. Widdicombe and Mr. Clough. The Compensation Committee met once during the year ended March 31, 2006 and each member attended such meeting.

The Nominating and Corporate Governance Committee oversees all aspects of the Company’s corporate governance functions on behalf of the Board; makes recommendations to the Board regarding corporate governance issues; identifies, reviews and evaluates candidates to serve as directors of the Company; reviews and evaluates incumbent directors and serves as a focal point for communication between director candidates, non-committee directors and our management. The Nominating and Corporate Governance Committee also selects or recommends to the Board for selection candidates to the Board and makes other recommendations to the Board regarding affairs relating to the directors of the Company, including director compensation. The Nominating and Corporate Governance Committee is composed of three members: Mr. Koulos, Mr. Widdicombe and Mr. McGettigan. The Nominating and Corporate Governance Committee met once during the year ended March 31, 2006 and each member attended such meeting.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 2.

PROPOSAL 3

RE-APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board recommends that KPMG be re-appointed as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2007 and to hold office until the conclusion of the next annual general meeting of the Company and that the Board be authorized to fix their remuneration. KPMG has audited the Company’s financial statements since the fiscal year ending March 31, 2003.

The affirmative vote of the holders of a majority of the Shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve this Proposal 3.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 3.

PROPOSAL 4

THAT THE AUTHORIZED SHARE CAPITAL OF THE COMPANY BE INCREASED FROM HK$8,500,000 DIVIDED INTO 17,000,000 ORDINARY SHARES OF HK$0.50 EACH TO HK$15,000,000 DIVIDED INTO 30,000,000 ORDINARY SHARES OF HK$0.50 EACH BY THE CREATION OF 13,000,000 NEW ORDINARY SHARES OF HK$0.50 EACH IN THE SHARE CAPITAL OF THE COMPANY, EACH RANKING PARI PASSU WITH RESPECT TO ALL EXISTING ORDINARY SHARES OF HK$0.50 EACH OF THE COMPANY, AND AUTHORIZATION BE GIVEN TO THE BOARD OF DIRECTORS TO ISSUE ALL OR PART OF THE AUTHORIZED BUT UNISSUED SHARES OF THE COMPANY, IN SUCH MANNER AND TO SUCH PERSONS AS THEY SHALL IN THEIR ABSOLUTE DISCRETION DEEM FIT, SUCH AUTHORIZATION TO LAPSE AT THE COMPANY’S NEXT ANNUAL GENERAL MEETING.

Unlike the laws of most states of the United States, the Companies Ordinance generally prohibits a corporation from issuing additional shares of its capital stock without the approval of its shareholders (unless the issue is pro rata to its existing shareholders). However, the Companies Ordinance also provides that a corporation’s board of directors may issue authorized but unissued shares of that corporation at such time and in such a manner as the board of directors of the corporation may, in its discretion, deem fit, if the shareholders give general authorization to the board of directors to do so. If such authorization is provided, the corporation can avoid calling an extraordinary general meeting each time it wishes to issue shares. Such general authorization automatically lapses at the corporation’s next annual general meeting.

Accordingly, you are requested in this Proposal 4 to authorize the Board to issue all or part of the authorized but unissued Shares, subject to Section 57B of the Companies Ordinance, in such manner and to such persons as the Board may in its absolute discretion deem fit.

As the Board is considering plans to issue authorized but unissued Shares in order to raise additional working capital for the Company, it recommends that the number of authorized shares available for issuance be increased and that the unissued Shares of the Company be available to the Board for issuance in its discretion in order to provide additional flexibility to use the Company’s capital stock for business, investment and financial purposes in the future. If this Proposal 4 is approved, the unissued Shares may be issued, without further Shareholder approval, for any purpose recommended by the Board including, without limitation, raising capital, providing equity incentives to employees, officers or directors, establishing strategic relationships with other companies and expanding the Company’s business or product lines through the acquisition of other businesses or products.

The affirmative vote of the holders of a majority of the Shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve this Proposal 4.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 4.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth beneficial ownership of the Company’s outstanding Shares (in the form of American Depositary Shares) as of June 29, 2006 by: (1) each person known by the Company to own beneficially more than 5% of the outstanding Shares, (2) each member of the Board and (3) the directors and executive officers of the Company as a group.

Information with respect to beneficial ownership is based upon information furnished by each director, executive officer or principal stockholder or contained in filings made with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the Shareholders named in this table has sole voting and investment power with respect to the Shares indicated. Except as set forth below, the business address of each named individual is that of the Company.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding (%) (1)

Gruber & McBaine Capital Management LLC and
associated entities (2)	3,524,020	30.2
ChinaVest Partners IV and associated entities (3)	1,839,384	18.1
WS Capital LLC, et al. (4)	1,577,800	14.1
Heartland Advisors, Inc. (5)	1,025,800	10.1
Heartland Group, Inc. (6)	563,000	5.5
Leo Paul Koulos (7)	104,481	1.0
Charles C. McGettigan (8)	43,096	0.4
All directors and executive officers as a group
(16 persons) (7) (8)	1,148,981	10.1
______________
(1)	Based on 10,176,943 Shares outstanding on June 29, 2006.

(2)
Based on the Quarterly Report on Form 13F for the quarter ended March 31, 2006, filed on May 9, 2006 by Gruber & McBaine Capital Management LLC (“GMCM”). The address for GMCM is 50 Osgood Place, Penthouse, San Francisco, California 94133. The number of Shares beneficially owned includes 2,024,020 Shares currently outstanding and 1,500,000 Shares assuming conversion of $3,000,000 of convertible notes at $2.00 per share. In the calculation of the percentage of Shares outstanding, total Shares outstanding includes 10,176,943 Shares outstanding on June 29, 2006 and 1,500,000 Shares assuming conversion of $3,000,000 of convertible notes at $2.00 per share.

(3)
Based on SEC Form 5 filed on May 2, 2005, ChinaVest Partners IV is the general partner of ChinaVest IV, L.P., the beneficial owner of 1,839,384 American Depositary Shares of the Group (“Shares”). ChinaVest IV, L.P. is one of three affiliated venture capital Funds. ChinaVest Partners IV is also the general partner of one such other Fund, ChinaVest IV-A, L.P., a Delaware limited partnership. An affiliate of ChinaVest Partners IV, ChinaVest Management Limited, a Bermuda corporation, is the general partner of the third venture Fund, ChinaVest IV-B, L.P., a Bermuda limited partnership. ChinaVest IV-A, L.P. disposed of all of its Shares by distribution to its limited partners on December 17, 2004, as timely reported on Form 4. ChinaVest Partners IV has the power to vote and dispose of the Shares legally and beneficially owned by ChinaVest IV, L.P. ChinaVest IV, L.P. has ownership of 1,755,104 Shares of its outstanding securities. ChinaVest IV-B, L.P. owns 84,280 Shares of our outstanding securities. However, because ChinaVest Partners IV is the general partner of each of ChinaVest IV, L.P. and ChinaVest IV-A, L.P., and because an affiliate of ChinaVest Partners IV is the general partner of ChinaVest IV-B, L.P., the Shares legally owned by ChinaVest IV-B, L.P. are reported as being beneficially owned by ChinaVest Partners IV and ChinaVest IV, L.P.

(4)
Based on the Amendment to Statement of Beneficial Ownership on Form 13G/A, filed on May 4, 2006 by WS Capital LLC, et al. (“Walker Smith”). The address for Walker Smith is 300 Crescent Court, Suite 1111, Dallas, Texas 75201. The Number of Shares Beneficially Owned includes 577,800 shares currently outstanding and 1,000,000 shares assuming conversion of $2,000,000 of convertible notes at $2.00 per share. In the calculation of the Percentage of Shares Outstanding, total shares outstanding includes 10,176,943 shares outstanding on June 29, 2006 and 1,000,000 shares assuming conversion of $2,000,000 of convertible notes at $2.00 per share.

(5)
Based on the Quarterly Report on Form 13F for the quarter ended March 31, 2006, filed on May 15, 2006 by Heartland Advisors, Inc. The address of Heartland Advisors, Inc. is 789 North Water Street, Milwaukee, Wisconsin 53202.

(6)
Based on the Quarterly Schedule of Portfolio Holdings of Registered Management Investment Company on Form N-Q for the quarter ended March 31, 2006, filed on May 22, 2006 by Heartland Group, Inc. The address of Heartland Group, Inc. is 789 North Water Street, Milwaukee, Wisconsin 53202.

(7)
Includes 104,481 ADSs issuable upon exercise of options within 60 days after the date of this table with respect to Mr. Koulos. The percentage of Shares outstanding is based on 10,176,943 Shares outstanding on June 29, 2006, plus the 104,481 ADSs issuable upon exercise of Mr. Koulos’ options.

(8)
Includes 25,000 Shares assuming conversion of $50,000 of convertible notes at $2.00 per share. In the calculation of the percentage of Shares outstanding, total Shares outstanding includes 10,176,943 Shares outstanding on June 29, 2006 and 25,000 Shares assuming conversion of $50,000 of convertible notes at $2.00 per Share. Also includes 18,096 ADSs issuable within 60 days of April 10, 2006 upon exercise of rights to purchase ADSs received from each of Lagunitas Partners, LP, Gruber McBaine International, The Jon D. and Linda W. Gruber Trust and J. Patterson McBaine to acquire an aggregate of 50,000 ADSs at $2.00 per ADS as an incentive for Mr. McGettigan to agree to become a member of the Board. The purchase rights expire on the earlier of April 27, 2016, or five business days after the purchase right grantor provides notice to Mr. McGettigan that it plans on selling a certain number of ADSs. One third of the ADSs covered by the purchase rights vested on April 28, 2006, with the remaining two thirds to vest monthly over a two year period beginning April 28, 2007. Vesting will accelerate upon the occurrence of a change of control or upon the purchase right grantor providing notice to Mr. McGettigan that it plans on selling a certain number of ADSs.

EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

Compensation of Directors

Each non-employee director of the Company received a $30,000 fee for services as a Board member for the year ended March 31, 2006. Directors could elect to receive some or all of this fee in fully-vested options to purchase the Company’s ADSs with an exercise price equal to the then-current market price. Such options were exercisable for that number of ADSs equal to the fee the director elected to receive in options divided by the per-share exercise price. Each non-employee director of the Company also received a fee of $1,000 for attendance at each committee meeting. In addition, each committee chairman received a $5,000 fee for service as chairman for the year ended March 31, 2006. Effective September 26, 2005, the annual fee due to the non-executive chairman was increased from $30,000 to $60,000 per year. During the year ended March 31, 2006, an aggregate of $100,000 was paid in to the non-employee directors as a group for board and committee service.

Directors who are employees of the Company do not receive any remuneration for service as members of the Board or its committees.

See the table in the section below entitled “Share Ownership” for details regarding options granted to the Company’s executive officers.

Certain Employment Contracts

Corgi U.K. entered into an employment agreement with George Volanakis on February 15, 2004, which agreement was amended on September 26, 2005 and January 6, 2006. The employment agreement as amended provides that Mr. Volanakis will serve as Chief Executive Officer of Corgi International Limited. Upon termination of the employment agreement without cause, Mr. Volanakis is entitled to a severance payment equal to six months of his then current base salary. If the Company terminates Mr. Volanakis’s employment subsequent to an event in which the Company is sold, or a controlling interest of the outstanding shares of the Company is transferred to a third party (“Group Sale”), Mr. Volanakis shall be entitled to the greater of a severance payment equal to 12 months of his then current base salary or one percent of the transaction value. In addition, Mr. Volanakis shall receive a cash settlement equal to the product of 200,000 and the difference between the Company’s ADS price upon a Group Sale and the Company’s ADS price as at January 1, 2006.

The Company entered into an employment agreement with Ken Fowler on September 25, 2002, which agreement was amended on April 15, 2006. The employment agreement provides that Mr. Fowler will serve as the Chief Financial Officer of the Company and its consolidated subsidiaries. The employment agreement as amended has no fixed term and is terminable by three months’ notice from Mr. Fowler or twelve months’ notice from the Company.

Indemnification of Directors and Officers

Pursuant to its Articles of Association, the Company may indemnify any director, officer or auditor of the Company out of assets of the Company against any liability incurred by him in the performance of his duties or in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or which he is acquitted; provided, however, that no such indemnity shall apply in respect of liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

SHARE OWNERSHIP

The Company has a stock-based compensation plan, under which non-qualified stock options may be granted to certain directors and employees. The following table sets forth information concerning individual grants of stock options made during the year ended March 31, 2006 to the Company’s directors and executive officers.

Name	Number of Options Granted		Exercise Price (1)	Expiration Date (1)

David Turner	188,000	(2)	2.65	January 6, 2016
David Davenport	144,000	(2)	2.65	January 6, 2016
Adrian Jones	95,000	(2)	2.65	January 6, 2016
Trevor Hayes	40,000	(2)	2.65	January 6, 2016
                _______________
(1)	All options described above have a term of ten years and an exercise price equal to the closing price of the ADSs on the trading date immediately prior to the date of grant.
(2)	The options vest with 25% of the ADSs subject to the options vesting on September 26, 2006, and the remaining 75% of the ADSs vesting in 36 equal monthly installments through September 26, 2009.

The following table sets forth, as of March 31, 2006, information concerning ADSs held by, and stock options granted to, the Company’s directors and executive officers.

	ADS/Share Ownership			Options Held
Name	Number	% of outstanding	Number	Exercise Price ($)	Expiration Date

Leo Paul Koulos	-	-	10,000	6.75	16-May-07
			10,000	6.75	15-Dec-08
			10,000	6.88	21-Jan-10
			19,481	1.54	4-Sep-12
			30,000	3.03	20-Jan-13
			25,000	5.02	14-Oct-14
George Volanakis	-	-	100,000	5.50	29-Mar-14
Ken Fowler	20,000	0.2%	75,000	1.51	25-Sep-12
Cynthia Chan	-	-	-	-
Trevor Hayes	-	-	40,000	2.65	6-Jan-16
David Turner	-	-	150,000	5.77	8-Jun-14
			188,000	2.65	6-Jan-16
Chris Franklin	-	-	5,000	1.56	11-Jan-11
			10,000	5.98	12-May-14
David Davenport	-	-	50,000	5.10	6-Dec-14
			144,000	2.65	6-Jan-16
Mark Summerfield	-	-	40,000	4.76	21-Jan-15
Adrian Jones	-	-	5,000	5.98	12-May-14
			95,000	2.65	6-Jan-16
K. H. Li	-	-	5,000	6.75	15-Dec-08
			5,000	6.88	21-Jan-10
			7,500	1.56	11-Jan-11
Franki Lee	-	-	15,000	4.87	19-Jun-13
Yim To	-	-	15,000	6.82	12-Mar-14

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE
COMPENSATION (1)

The Company, together with its consolidated subsidiaries (the “Group”), applies a consistent philosophy to compensation for all employees, including senior management. It is based on the premise that achievements of the Group result from the coordinated efforts of all individuals working toward common objectives focused on meeting customer and shareholder expectations.

The goals of the Group’s compensation program are to align compensation with business objectives and performance while enabling the Group to attract, retain and reward employees who contribute to the long-term success of the Group. In all cases, attention is given to fairness in the administration of compensation and to assuring that all employees understand the related performance evaluation and administrative process.

The Group’s compensation program for executive officers is based on the principles described above and is administered by the Compensation Committee.

The Group’s executive compensation is intended to be consistent with leading companies in the Group’s industry while being contingent upon the Group’s achievement of near- and long-term objectives and goals. For the year ended March 31, 2006, the principal measures the Compensation Committee looked to in evaluating the Group’s progress towards these objectives and goals were growth in revenues, net profits and customer satisfaction. The Group ’s executive compensation is based on four components, each of which is intended to serve the overall compensation philosophy.

Base Salary

Base salary is targeted toward the middle to the top of the range established by comparable manufacturing companies in the United States, the United Kingdom, the People’s Republic of China and Hong Kong. Base salaries are reviewed annually to ensure that the Group’s salaries are competitive within the target range.

Merit Increase

Merit increases are designed to encourage management to perform at consistently high levels. Salaries for executives are reviewed by the Compensation Committee on an annual basis and may be increased at that time based on the Compensation Committee’s agreement that the individual’s overall contribution to the Group merits recognition.

Bonuses

Bonuses for executives are intended to be used as an incentive to encourage management to perform at a high level or to recognize a particular contribution by an employee or exceptional Group performance. Generally, the higher the employee’s level of job responsibility, the larger the portion of the individual’s compensation package that may be represented by a bonus. As is customary in Hong Kong and the People’s Republic of China, the range of possible bonus amounts are determined upon commencement of employment. The actual bonus amount must be approved by the Executive Chairman and the Compensation Committee in the case of executives other than the Executive Chairman and by the Compensation Committee alone in the case of the Executive Chairman. In determining the bonus element of compensation, the Compensation Committee places particular emphasis on the Group’s performance against the management objectives and goals described above.

(1)
This section is not “soliciting material,” is not deemed “filed” with the SEC, and is not incorporated by reference into any of our filings under the 1933 Act or the 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

Stock Options

The Compensation Committee believes that stock ownership by management is beneficial in aligning management and shareholder interests with respect to enhancing shareholder value. Stock options are also used to retain executives and motivate them to improve long-term stock market performance. Stock options are granted with an exercise price equal to the then prevailing market value and will only have value if the Group’s stock price increases. Generally, stock option grants vest 25% per year over four years.

The Compensation Committee determines the number of options to be granted based upon the competitive marketplace, with a particular focus on determining what level of equity incentive is necessary to retain a particular individual. Outstanding historical performance by an individual is additionally recognized through larger than normal option grants.

                                                    Compensation Committee
                                                    Leo Paul Koulos, Chairman
                                                    Daniel Widdicombe
                                                    Carrick John Clough

Compensation Committee Interlocks and Insider Participation

Mr. Koulos, Mr. Widdicombe and Mr. Clough served on the Compensation Committee as of March 31, 2006. No director or executive officer of the Company serves on the compensation committee of the board of directors of any company for which Mr. Koulos, Mr. Widdicombe or Mr. Clough serve as executive officers or directors.

REPORT OF THE AUDIT COMMITTEE (2)

The Audit Committee is comprised of three non-employee directors, all of whom are independent under Rule 4200(a)(14) of the National Association of Securities Dealers’ (“NASD”) listing standards. The Audit Committee is currently composed of three members: Mr. Widdicombe, Mr. McGettigan and Mr. Clough. The Board has determined that Mr. Widdicombe qualifies as an “audit committee financial expert” (as defined in the instructions to Item 16A of Form 20-F).

The Audit Committee has reviewed and discussed the Company’s audited financial statements for the year ended March 31, 2006 with management and with the Company’s independent registered public accounting firm, KPMG. The Audit Committee has discussed with KPMG the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit. The Audit Committee has received the written disclosures and the letter from KPMG required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed with KPMG their independence. The Audit Committee has considered the compatibility of the provision of non-audit services with maintaining the KPMG’s independence.

Based on the Audit Committee’s review of the audited financial statements and the review and discussions described in the foregoing paragraph, the Audit Committee recommended to the Board that the audited financial statements for the year ended March 31, 2006 be included in the Company’s annual report on Form 20-F for the year ended March 31, 2006 for filing with the SEC.

                                                        Audit Committee
                                                        Daniel Widdicombe, Chairman
                                                        Charles C. McGettigan
                                                        Carrick John Clough

(2)
This section is not “soliciting material,” is not deemed “filed” with the SEC, and is not incorporated by reference into any of our filings under the 1933 Act or the 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the Annual General Meeting. If any other matters are properly brought before the meetings, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

                                                        By Order of the Board,
                                                        /s/ C. JOHN CLOUGH
                                                        C. John Clough
                                                        Chairman of the Board
August 22, 2006

A copy of the Company’s annual report on Form 20-F for the year ended March 31, 2006 filed with the Securities and Exchange Commission is available without charge upon written request to: Chief Financial Officer, Corgi International Limited, Unit 10, 16/F., Wah Wai Centre, 38-40 Au Pui Wan Street, Fo Tan, New Territories, Hong Kong S.A.R., China.